Virgin Orbit Holdings, Inc.

4022 E. Conant St.

Long Beach, CA 90808

January 31, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Patrick Fullem

Re:	Virgin Orbit Holdings, Inc.

Registration Statement on Form S-1

File No. 333-262326

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Virgin Orbit Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on February 2, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008 or, in his absence, Katie Lovejoy at (212) 906-1882.

Thank you for your assistance in this matter.

Very truly yours,

VIRGIN ORBIT HOLDINGS, Inc.

By:	/s/ Derrick Boston
Derrick Boston
Chief Legal Officer

cc:	Dan Hart, Virgin Orbit Holdings, Inc.
Brita O’Rear, Virgin Orbit Holdings, Inc.
Drew Capurro, Latham & Watkins LLP
Katie Lovejoy, Latham & Watkins LLP